March 22, 2019

Riggs Cheung
Chief Financial Officer
Summit Networks Inc.
Room 710A, 7/F., Ho King Commercial Centre,
2-16 Fa Yuen Street, Mong Kok, Kowloon,
Hong Kong

       Re: Summit Networks Inc.
           Amended Form 10-K for the Fiscal Year Ended July 31, 2018 Filed November 14, 2018
           Filed No: 333-199108

Dear Mr. Cheung:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amended Form 10-K for the Fiscal Year Ended July 31, 2018

Item 8. Financial Statements and Supplementary Data, page 24

1. We note that your independent auditors only provided an audit opinion for the fiscal year ended July 31, 2018. However, pursuant to Rule 8-02 of Regulation S-X you are required to provide audited financial statements for the two years ended July 31, 2018. Please amend your filing to provide an audit opinion which covers the two years ended July 31,
      2018. Please also ensure the auditor s report meets the requirements outlined in PCAOB AS 3101, which was effective for audits of fiscal years ending on or after
      December 15, 2017.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Riggs Cheung
Summit Networks Inc.
March 22, 2019
Page 2

absence of action by the staff.

        You may contact Tracey McKoy, Staff Accountant at (202)551-3772 or, in her absence
Nudrat Salik, Staff Accountant, at (202)551-3692 or Terence O'Brien, Accounting Branch Chief, at (202)551-3355 with any questions.



                                                         Sincerely,
FirstName LastNameRiggs Cheung
                                                         Division of
Corporation Finance
Comapany NameSummit Networks Inc.
                                                         Office of
Manufacturing and
March 22, 2019 Page 2                                    Construction
FirstName LastName